                                                                    EXHIBIT 99.3


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Therapeutic Discovery Corporation

     We have audited the accompanying balance sheet of Therapeutic Discovery Corporation (a development stage company) as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994 and for the periods from inception (November 1992) to December 31, 1993 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Therapeutic Discovery Corporation (a development stage company) at December 31, 1995 and 1994 and the results of its operations and its cash flows for the years ended December 31, 1995 and 1994 and for the periods from inception (November 1992) to December 31, 1993 and 1995 in conformity with generally accepted accounting principles.


                                                /s/ Ernst & Young LLP

Palo Alto, California
February 16, 1996

                       THERAPEUTIC DISCOVERY CORPORATION
                         (a development stage company)

                                 Balance Sheet
          (in thousands, except number of shares and per share data)


                                                              December 31,    December 31,
                                                                 1995             1994
                                                              ------------    ------------
Assets

Current assets:
   Cash and cash equivalents                                    $ 13,314        $ 20,050
   Short-term investments                                        163,294         193,687
   Interest receivable                                             1,427           2,448
   Prepaid expenses and other current assets                         278             401
                                                                --------        --------
      Total current assets                                       178,313         216,586


Long-term assets:
   Employee loans, long-term                                         300             300
   Prepaid expenses and other long-term assets                     1,094           1,094
   Organization costs, (net of accumulated amortization)           1,730           2,447
                                                                --------        --------
Total assets                                                    $181,437        $220,427
                                                                ========        ========


Liabilities and Stockholders' Equity

Current liabilities:
   Payable to ALZA Corporation                                  $ 16,817        $  7,695
   Accounts payable                                                    1               3
   Other current liabilities                                         147             151
                                                                --------        --------
      Total current Liabilities                                   16,965           7,849

Stockholders' equity:
   Class A Common Stock, $.01 par value, 12,000,000
      shares authorized, 7,734,424 issued and outstanding             77              77
   Class B Common Stock, $.01 par value, 100 shares
      authorized, issued and outstanding                               -               -
   Additional paid-in capital                                    251,650         251,648
   Net unrealized losses on available-for-sale securities           (262)        (11,393)
   Deficit accumulated during development stage                  (85,448)        (26,045)
   Deferred compensation                                          (1,545)         (1,709)
                                                                --------        --------

      Total stockholders' equity                                 164,472         212,578
                                                                --------        --------

Total liabilities and stockholders' equity                      $181,437        $220,427
                                                                ========        ========

                            See accompanying notes.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (a development stage company)

                            Statement of Operations
           (in thousand, except number of shares and per share data)


                                                                                             Period From           Period From
                                                    Year Ended          Year Ended            Inception             Inception
                                                   December 31,        December 31,       (November 1992) to    (November 1992) to
                                                      1995                 1994            December 31, 1993     December 31, 1995
                                                   ------------        ------------       ------------------    ------------------
Revenues:
   Net interest and investment income              $   11,540          $    8,673             $    5,908           $    26,121

Expenses:
   Research and development                            68,923              31,634                  4,869               105,426
   General and administrative                           2,321               2,700                  1,423                 6,444
                                                   ----------          ----------             ----------           -----------
    Total expenses                                     71,244              34,334                  6,292               111,870
                                                   ----------          ----------             ----------           -----------

Loss before taxes                                     (59,704)            (25,661)                  (384)              (85,749)
                                                   ----------          ----------             ----------           -----------

Income tax                                                301                   -                      -                   301
                                                   ----------          ----------             ----------           -----------

Net loss                                           $  (59,403)         $  (25,661)            $     (384)          $   (85,448)
                                                   ==========          ==========             ==========           ===========

Net loss per common share                          $    (7.68)         $    (3.32)            $     (.05)
                                                   ==========          ==========             ==========

Weighted average common shares                      7,734,524           7,734,524              7,734,524
                                                   ==========          ==========             ==========

                            See accompanying notes.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (a development stage company)
                       Statement of Stockholders' Equity
          (in thousands, except number of shares and per share data)

                                                                      Deficit                  Unrealized
                                                                    Accumulated                 losses on
                                     Class A   Class B  Additional   During the                 available-       Total
                            Common   Common    Common    Paid-in     Development   Deferred      for-sale     Stockholders'
                            Stock     Stock     Stock    Capital       Stage     Compensation   securities       Equity
                           -------   -------  --------  ----------  ------------ -------------  -----------   -------------
Issuance of 100 shares
   of Common Stock for
   $20 per share to ALZA
   Corporation in November $     -  $      -  $      -   $      2   $      -        $      -      $      -       $      2
   1992

Issuance of 7,734,424
   shares of Class A
   Common Stock for
   approximately $32.32
   per share to ALZA
   Corporation in June
   1993, net of issuance
   costs of $222                 -        77         -    249,699          -               -             -        249,776

Conversion by ALZA
   Corporation of 100
   shares of Common Stock
   into 100 shares of
   Class B Common Stock
   in June 1993                  -         -         -          -          -               -             -              -

Deferred compensation
   resulting from grant
   of options through
   December 31, 1993             -         -         -      1,686          -          (1,686)            -              -

Amortization of
   deferred
   compensation                  -         -         -          -          -              80             -             80

Net loss                         -         -         -          -       (384)              -             -           (384)
                          --------  --------  --------   --------   --------        --------      --------       --------
Balance,
   December 31,
   1993                          -        77         -    251,387       (384)         (1,606)            -        249,474

                            See accompanying notes

                       Therapeutic Discovery Corporation
                         (a development stage company)
                       Statement of Stockholders' Equity
          (in thousands, except number of shares and per share data)

                                                                              Deficit                    Unrealized
                                                                            Accumulated                   losses on
                                         Class A   Class B    Additional    During the                   available-      Total
                                Common    Common    Common     Paid-in      Development     Deferred      for-sale    Stockholders'
                                Stock     Stock     Stock      Capital         Stage      Compensation   securities      Equity
                                ------   -------   -------    ----------    -----------   ------------   ----------   -------------
Deferred compensation
   resulting from grant
   of options in the year
   ended December 31, 1994           -         -         -           261              -           (261)           -

Amortization of
   deferred
   compensation                      -         -         -             -              -            158            -             158

Net change in unrealized loss
   on available-for-sale
   securities                        -         -         -             -              -              -      (11,393)        (11,393)

Net loss                             -         -         -             -        (25,661)              -            -        (25,661)
                                ------   -------   -------    ----------    -----------   ------------   ----------   -------------

Balance,
   December 31,
   1994                              -        77         -       251,648        (26,045)        (1,709)     (11,393)        212,578

Deferred compensation
   resulting from grant
   of options in the year
   ended December 31, 1995           -         -         -             2              -             (2)           -               -

Amortization of
   deferred
   compensation                      -         -         -             -              -            166            -             166

Net change in unrealized
   loss on available-for-sale
   securities                        -         -         -             -              -              -       11,131          11,131

Net loss                             -         -         -             -        (59,403)             -            -         (59,403)
                                ------   -------   -------    ----------    -----------   ------------   ----------   -------------

Balance,
   December 31,
   1995                         $    -   $    77   $     -    $  251,650    $   (85,448)  $     (1,545)  $     (262)  $     164,472
                                ======   =======   =======    ==========    ===========   ============   ==========   =============

                            See accompanying notes

                       THERAPEUTIC DISCOVERY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENT OF CASH FLOWS
              INCREASES (DECREASES) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)

                                                                                                Period From          Period from
                                                              Year Ended      Year Ended         Inception            Inception
                                                             December 31,    December 31,    (November 1992) to   (November 1992) to
                                                                 1995            1994        December 31, 1993    December 30, 1995
                                                             ------------    ------------    ------------------   -----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                  $    (59,403)   $    (25,661)   $             (384)  $         (85,448)
   Adjustments to reconcile net loss
      to net cash used in operating activities;
      Amortization of organization costs                              716             716                   418               1,850
      Amortization of deferred compensation                           164             158                    80                 402
      (Increase) decrease in assets:
          Interest receivable                                       1,021             127                (2,575)             (1,427)
          Other receivable                                              -            (252)                    -                (252)
          Organization costs                                            -               -                (3,581)             (3,581)
          Prepaid expenses                                            123             130                (1,373)             (1,120)
      Increase (decrease) in liabilities;
          Payable to ALZA Corporation                               9,122           5,390                 2,305              16,817
          Accounts payable                                             (2)            (47)                   50                   1
          Other current liabilities                                    (4)             52                    99                 147
                                                             ------------    ------------    ------------------   -----------------
             Total adjustments                                     11,140           6,274                (4,577)             12,837
                                                             ------------    ------------    ------------------   -----------------
                Net cash used in operating activities             (48,263)        (19,387)               (4,961)            (72,611)


CASH FLOWS FROM INVESTING ACTIVITIES:

   Investments in available-for-sale securities                   (42,863)       (294,121)           (1,000,416)         (1,337,400)
   Sale of available-for-sale securities                           81,349         194,134               212,668             488,151
   Maturities of available-for-sale securities                      3,041         137,918               544,737             685,696
   Employee loans, long-term                                            -               -                  (300)               (300)
                                                             ------------    ------------    ------------------   -----------------
                Net cash provided by (used in) investing
                   activities                                      41,527          37,931              (243,311)           (163,853)


CASH FLOWS FROM FINANCING ACTIVITIES:

   Issuance of Class B Common Stock                                     -               -                     2                   2
   Issuance of Class A Common Stock, net of
      issuance costs                                                    -               -               249,776             249,776
                                                             ------------    ------------    ------------------   -----------------
                 Net cash provided by financing activities              -               -               249,778             249,778
                                                             ------------    ------------    ------------------   -----------------

Net increase (decrease) in cash and cash equivalents               (6,736)         18,544                 1,506              13,314

Cash and cash equivalents at beginning of period                   20,050           1,506                     -                   -
                                                             ------------    ------------    ------------------   -----------------

Cash and cash equivalents at end of period                   $     13,314    $     20,050    $            1,506   $          13,314
                                                             ============    ============    ==================   =================

                            See accompanying notes.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1995

                         Notes to Financial Statements
                         -----------------------------

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------------

     Therapeutic Discovery Corporation ("TDC") was incorporated in Delaware on November 12, 1992 and commenced operations on June 11, 1993. Since it commenced operations, TDC has been engaged in selecting and developing new human pharmaceutical products combining the proprietary drug delivery systems of ALZA Corporation ("ALZA") with various drug compounds. TDC's principal activities consist of research and development activities under its agreement with ALZA. Accordingly, TDC is considered a development stage company.

     During the period from TDC's inception (November 1992) to December 31, 1992, TDC's operations were limited to capital formation and organization activities. During that period, TDC earned no revenues and incurred immaterial operating costs and expenses. Due to the insignificance of these amounts to the financial statements taken as a whole, the results of operations for this period are included in the results of operations for the period ended December 31, 1993.

     A summary of the significant accounting policies of TDC follows:

     USE OF ESTIMATES:

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS:

     TDC reports all highly liquid debt instruments purchased with a maturity of three months or less as cash equivalents. The carrying amount reported on the balance sheet for cash and cash equivalents approximates their fair value.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                                December 31,1995

     SHORT-TERM INVESTMENTS:

     TDC has classified its entire investment portfolio, including cash equivalents of $177 million and $214 million at December 31, 1995 and 1994, respectively, as available-for-sale. Although TDC may not dispose of all of the securities in its investment portfolio within one year, TDC's investment portfolio is available for current operations and, therefore, has been classified as a current asset. Investments in the available-for-sale category are carried at fair market value with unrealized losses recorded as a separate component of stockholders' equity. At December 31, 1995, net unrealized losses on available-for-sale securities were approximately $.3 million. At December 31, 1994, net unrealized losses on available-for-sale securities were approximately $11.4 million. Net interest and investment income for the year ended December 31, 1994 includes a loss of $3.9 million on securities that were sold in 1994 to reposition TDC's portfolio to take advantage of higher interest rates. Realized gains for the years ended December 31, 1995 and 1994 and realized losses for the year ended December 31, 1995 were not material. The cost of securities when sold is based upon specific identification.

     The following is a summary of available-for-sale securities at December 31, 1995:

                                            Available-for-Sale Securities
                                 -----------------------------------------------

                                                                      Estimated
                                           Unrealized   Unrealized       Fair
(in thousands)                   Cost        Gains        Losses        Value
                                 ----      ----------   ----------    ---------
U.S. Treasury securities
  and obligations of U.S.
  government agencies            $ 89,526   $     288   $     (167)   $  89,647

Collateralized mortgage
  obligations and asset
  backed securities                39,061          11         (363)      38,709

Corporate securities               47,858          47          (78)      47,827
                                 --------   ---------   ----------    ---------
                                 $176,445   $     346   $     (608)   $ 176,183
                                 ========   =========   ==========    =========

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1995

 The following is a summary of available-for-sale securities at December 31, 1994:

                                     Available-for-Sale Securities
                           --------------------------------------------------

                                                                       Estimated
                                           Unrealized    Unrealized       Fair
(in thousands)                Cost           Gains         Losses        Value
                              ----         ----------    ----------    ---------
U.S. Treasury securities
  and obligations of U.S.
  government agencies         $109,864     $        0    $  (6,586)    $ 103,278

Collateralized mortgage
  obligations and asset
  backed securities             44,410              0       (2,552)       41,858

Corporate securities            70,602              0       (2,255)       68,347
                              --------     ----------    ---------     ---------
                              $224,876     $        0    $ (11,393)    $ 213,483
                              ========     ==========    =========     =========

     The amortized cost and estimated fair value of debt and marketable securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.


                                                    Estimated
                                                      Fair
(in thousands)                       Cost             Value
                                   --------         ---------
Due in one year or less            $ 75,570          $ 75,649
Due after one year through
  four years                         89,990            89,515
Due after four years through
  eight years                        10,885            11,019
                                   --------         ---------
                                   $176,445          $176,183
                                   ========         =========

     The difference between the total estimated fair value as given in the above tables and the total of cash and cash equivalents and short-term investments on the balance sheet is due to the inclusion of TDC's cash in bank of $0.4 million in cash and cash equivalents on the balance sheet.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1995

     INVESTMENT RISK:

     TDC invests excess cash in money market and fixed income securities of companies with strong credit ratings, from a variety of industries, and in U.S. government obligations. These securities typically bear minimal credit risk and TDC has not experienced any losses on its investments to date due to credit risk.

     ORGANIZATION COSTS:

     Organization costs totaling approximately $3.6 million were incurred in developing TDC's organizational, financial and contractual structures and are being amortized over 60 months using the straight line method.

     STOCK BASED COMPENSATION:

     The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company grants certain stock options for a fixed number of shares to employees, directors and consultants with an exercise price below the fair value at the date of grant and, accordingly, recognizes deferred compensation from the date of the grant.

     PER SHARE INFORMATION:

     Per share information is based on 7,734,524 shares (including Class A and Class B Common Stock) outstanding for the entire period from inception (November
1992) to December 31, 1995. Common equivalent shares are excluded as their effect is antidilutive.

2.   ARRANGEMENTS WITH ALZA CORPORATION
     ----------------------------------

     TDC was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technologies with various drug compounds, and commercializing such products, most likely through licensing to ALZA. In connection with the dividend discussed below, ALZA made a $250 million cash contribution to TDC's capital, which is being used primarily to fund activities under the development contract described below.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1995


   In March 1993, ALZA announced a special dividend of units (each, a "Unit") to ALZA stockholders, each Unit consisting of one share of TDC Class A Common Stock and one warrant to purchase one-eighth of one share of ALZA Common Stock at an exercise price of $65 per share. Holders of record of ALZA Common Stock on May 28, 1993 received one Unit for every 10 shares of ALZA Common Stock held, with cash distributed in lieu of fractional Units. A total of 7,734,424 Units were distributed to ALZA stockholders on June 11, 1993. As a result of the distribution, all of the outstanding shares of TDC Class A Common Stock were distributed to ALZA stockholders. ALZA continues to hold all of the outstanding shares of TDC Class B Common Stock.

   The Units trade on the Nasdaq Stock Market (under the symbol TDCAZ) and will trade only as Units until the earlier of June 11, 1996 or the date on which ALZA exercises the Purchase Option (as defined below)(the "Separation Date"). On and after the Separation Date, the ALZA warrants and the TDC Class A Common Stock will trade separately.

   ALZA and TDC are parties to a development agreement (the "Development Contract") pursuant to which ALZA conducts research and development activities on behalf of TDC. Under the Development Contract, products are proposed by ALZA to TDC for development. For products approved for development by TDC, ALZA (and/or other third parties) will conduct research and development activities under approved work plans and cost estimates. ALZA has granted to TDC a royalty-free, exclusive worldwide perpetual license to use ALZA's proprietary drug delivery technology to develop and commercialize TDC products.

   For activities under the Development Contract, TDC incurred research and development expenses of approximately $68.9 million during 1995 as compared with $31.6 million during 1994 and $4.9 million for the period from inception (November 1992) to December 31, 1993. As additional products are accepted by TDC for development, and development activities increase, TDC's research and development expenses are expected to continue at current levels or increase in future years.

   ALZA has an option to license any products developed by TDC, on a country-by-country product-by-product basis. If ALZA exercises its license option for any product, ALZA will make the following payments to TDC with respect to such product;

        (a) if the product is sold by ALZA, royalties of up to a maximum of 5% of ALZA's net sales of the product determined as follows: (i) 1% of net sales, plus (ii) an additional 0.1% of net sales for each full $1 million of development costs of the product paid by TDC; and

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1995




   (b) if the product is sold by a third party, sublicensing fees of up to 50% of ALZA's sublicensing revenues with respect to the product, determined as follows: (i) 10% of ALZA's sublicensing revenues, plus (ii) an additional 1% of ALZA's sublicensing revenues for each full $1 million of development costs of the product paid by TDC.

   ALZA has an option, exercisable on a product-by-product basis, to buy out its royalty obligation to TDC by making a one-time payment that is a multiple of royalties and sublicensing fees paid in specified periods. Such option may be exercised on a country-by-country or worldwide basis.

   ALZA also has an option, exercisable in ALZA's sole discretion, to purchase according to a predetermined formula, all (but not less than all) of the outstanding shares of TDC Class A Common Stock (the "Purchase Option"). The Purchase Option is exercisable at any time until December 31, 1999; provided that such date may be extended for successive one year periods if, as of any June 30 beginning with June 30, 1999, TDC has not paid pursuant to the Development Contract at least 90% of the cash initially contributed to TDC by ALZA plus interest earned thereon less organization costs, TDC's administrative expenses, and the costs of the distribution to ALZA's stockholders. The Purchase Option will expire, in any event, on the 60th day after TDC files with the Securities and Exchange Commission a Form 10-K or Form 10-Q containing a balance sheet showing less than an aggregate of $5 million in cash and cash equivalents, short-term investments and long-term investments.

  If the Purchase Option is exercised, the exercise price will be the greatest of:

   (a) the greater (i) of 25 times the worldwide royalties and sublicensing fees and sublicensing fees paid by ALZA to TDC during four specified calendar quarters or (ii) 100 times such royalties and sublicensing fees during a specified calendar quarter, in each case, less any amounts previously paid by ALZA to exercise a buy-out option with respect to any product:

   (b) the fair-market value of one million shares of ALZA Common Stock;

   (c) $325 million less all amounts paid by TDC under the Development Contract: or
   (d) $100 million.

The purchase price may be paid in cash, in ALZA Common Stock, or any combination of the two, at the option of ALZA.

                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1995

     Until the expiration of the Purchase Option, ALZA, as the sole holder of TDC's Class B Common Stock, will be entitled to vote separately as a class with respect to, and therefore could prevent, any merger or liquidation of TDC, the sale, lease, exchange, transfer or other disposition of any substantial asset of TDC, and any amendments to the Restated Certificate of Incorporation of TDC that would alter the Purchase Option, TDC's capitalization, or the provisions of the Restated Certificate of Incorporation concerning TDC's board of directors.

     ALZA performs certain administrative services for TDC under an annually renewable services agreement which is terminable at the option of TDC on 60 days' notice. Under this agreement, TDC reimburses ALZA for its fully-burdened costs. Expenses incurred by TDC for administrative services rendered under this agreement were approximately $136,000 in 1995, as compared with $206,000 in 1994 and $120,000 for the period from inception (November 1992) to December 31, 1993. The expenses incurred for the period from inception (November 1992) to December, 1995 were approximately $462,000.

     The arrangement between ALZA and TDC are complex and are incorporated in various agreements between the parties and in TDC's Restated Certificate of Incorporation.

3.   STOCK OPTIONS
     -------------
     TDC has a stock option plan under which 500,000 shares of Class A Common Stock have been reserved for issuance to employees, officers and directors and consultants. During the period from inception (November 1992) to December 31, 1993, options to purchase 341,500 shares were granted. In the year ended December 31, 1994, options to purchase 55,000 shares were granted to consultants. In the year ended December 31, 1995, options to purchase 2,000 shares were granted and options to purchase 1,500 shares were cancelled. All options granted on or prior to December 31, 1994 have an exercise price of $1.00 per share. Options granted in 1995 have an exercise price of not less than eighty-five percent (85%) of the fair market value of the stock on the date of grant. All options granted to date are exercisable in four equal annual installments beginning on June 11, 1996 and expire ten years after the date of grant.

     TDC has, for financial statement presentation purposes, recorded deferred compensation expense equal to the difference, at the date of grant, between the exercise price and the market value on the date of grant of the Class A Common Stock underlying options granted during the periods ended December 31, 1995 and December 31, 1994. The TDC Class A Common Stock is currently traded as part of

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


                                               Therapeutic Discovery Corporation
                                                   (a development stage company)
                                                               December 31, 1995


Units, each Unit consisting of one share of TDC Class A Common Stock and one warrant to purchase one-eighth of one share of ALZA Common Stock at an exercise price of $65 per share. For purposes of determining the value of unexercised options, the average of the high and low sales prices per Unit on the applicable grant date was determined to be the value of TDC Class A Common Stock and no value was attributed to the ALZA warrant. This deferred compensation amount is being amortized to expense over the vesting period of the options. The value of a Unit is not necessarily indicative of the future performance of the TDC Class A Common Stock once such stock begins to trade separately from the ALZA warrants.

4.  INCOME TAXES
    ------------

    Significant components of TDC's deferred tax assets for federal and state income taxes for the two years ended December 31 are as follows:

(in thousands)
                                                 1995           1994
                                                 ----           ----
Net deferred tax assets:
    Capitalized research expenses              $ 28,337       $ 8,840
    Capital loss carryover                        1,454         1,559
    SFAS 115 unrealized losses                      108         4,676
    Other                                           (39)           66
                                               --------       -------
      Total deferred tax assets                  29,860        15,141
      Less: Valuation allowance                 (29,860)      (15,141)
                                               --------       -------
Net deferred tax assets                        $      -       $     -
                                               --------       -------

   Because of the Company's lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $14,719 in 1995 as compared with 1994 and by $14,695 in 1994 as compared with 1993.

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